                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               Under the Securities and Exchange Act of 1934
                              (Amendment No. #1)<F*>

                                MANATRON, INC.
               -----------------------------------------------
                               (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
               -----------------------------------------------
                        (Title of Class of Securities)

                                562048 10 8
               -----------------------------------------------
                               (CUSIP Number)

                               Tashia L. Rivard
                         Warner Norcross & Judd LLP
                           900 Old Kent Building
                            111 Lyon Street, N.W.
                     Grand Rapids, Michigan 49503-2487
                               (616)752-2000
               -----------------------------------------------
              (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                MAY 28, 1999
               -----------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box  [   ].

     <F*> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  562048 10 8            13 D                  PAGE 2 OF 4 PAGES


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1. NAMES OF REPORTING PERSONS/
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Jennings Wayne Moore
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
   (a) [ ]
   (b) [ ]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS                     OO
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(e) _____
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
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NUMBER OF SHARES                  7. SOLE VOTING POWER                  300,000
                                 ----------------------------------------------
BENEFICIALLY OWNED BY             8. SHARED VOTING POWER                      0
                                 ----------------------------------------------
EACH REPORTING                    9. SOLE DISPOSITIVE POWER             300,000
                                 ----------------------------------------------
PERSON WITH                      10. SHARED DISPOSITIVE POWER                 0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                            300,000
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                       [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     9.1%
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14. TYPE OF REPORTING PERSON (See Instructions)                             IN
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<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.

ITEM 1    SECURITIES AND ISSUER

     This statement relates to the ownership of shares of common stock, no par value, of Manatron, Inc. (the "Company"). The address of the executive office of the Company is 2970 South 9th Street, Kalamazoo, Michigan 49009.


ITEM 2    IDENTITY AND BACKGROUND

     (a)  Name:  Jennings Wayne Moore

     (b)  Business address: 37 East High Street, Springfield, Ohio 45502

     (c) Mr. Moore is the Appraisal Software Products Division Manager of the Company. Mr. Moore also serves as President of Manatron ProVal Corporation, a subsidiary of the Company.

     (d) Mr. Moore has not been convicted in a criminal proceeding during the previous five years.

     (e) Mr. Moore has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

     (f)  Mr. Moore is a citizen of the United States of America.


ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 28, 1999, the Company executed an Agreement and Plan of Merger whereby ProVal Corporation, an Ohio corporation, was merged into Manatron ProVal Corporation, a subsidiary of the Company. Mr. Moore was the sole shareholder of ProVal Corporation. In connection with the merger, Mr. Moore received 300,000 shares of Company Common Stock in addition to cash consideration.


ITEM 4    PURPOSE OF TRANSACTION

     Mr. Moore acquired the shares as an investment. Mr. Moore intends for the Company to continue its present business. Mr. Moore intends for the common stock of the Company to continue to be eligible for trading on The Nasdaq SmallCap Market.






                                    2

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ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Moore is the beneficial owner of 300,000 shares of the Company's common stock, or approximately 9.1% of its outstanding shares. Mr. Moore holds the sole power to vote and dispose of all of these shares.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.


ITEM 7    MATERIALS TO BE FILED AS EXHIBITS

     The following exhibits are furnished with this Schedule 13D:


     EXHIBIT NUMBER                                    DOCUMENT

          99.1                                      Power of Attorney

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 10, 1999              /s/Jennings Wayne Moore
                                 Jennings Wayne Moore




                                 *By /s/Tashia L. Rivard
                                     Tashia L. Rivard, Attorney-in-Fact

































                                    4

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                               EXHIBIT INDEX


       EXHIBIT NUMBER                     DOCUMENT

           99.1                           Power of Attorney